Exhibit 1

Japanese GAAP
Consolidated Financial Statements

Condensed Statements of Consolidated Financial Results
for the Nine Months Ended December 31, 2002

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange	Tokyo Stock Exchange, First Section (Code: 8571)
Listings:	New York Stock Exchange (Trading Symbol: NIS)

Inquiries:	Hitoshi Higaki, Managing Director, General Manager of Corporate Planning Department (Tel: 81-3-3348-2424)

Application of GAAP:	Japanese GAAP

Japanese GAAP
Consolidated Financial Statements

(Note: All amounts in these financial statements are rounded down to the nearest unit. These financial statements should be read together with NISSIN’s semi-annual financial statements.)

1.	Items relating to the preparation of interim consolidated financial statements

1)	The preparation of the nine month consolidated financial statements conforms to Regulation Concerning Terminology, Forms and Method of Preparation of Semiannual Consolidated Financial Statements in Japan.

(1)	Changes in accounting principle: None

(2)	Applications of different accounting principles from the semi-annual financial statements: None

2)	Changes in scope of consolidation and application of equity method:	Yes (exclusion of a consolidated subsidiary and addition of two new equity method affiliates since September 30, 2002)

3)	Audited or unaudited: Unaudited

2.	Summary of the consolidated financial results for the nine months ended December 31, 2002

1)	Consolidated operating results

	Nine Months Ended December 31,				Year ended March 31,

	2001		2002		2002

	Amount	Percentage	Amount	Percentage	Amount	Percentage

	(in millions, except percentages)
Operating Revenue	¥26,953	12.6	¥32,901	22.1	¥36,515	13.7
Operating Income	6,596	3.2	8,244	25.0	9,613	2.5
Ordinary Income	6,244	(0.1)	7,984	27.9	9,256	1.8
Net Income	3,103	(10.4)	4,001	28.9	4,817	(6.5)

	Nine Months Ended December 31,		Year ended March 31,

	2001	2002	2002

	(in Yen)
Net Income Per Share:
Basic	¥94.26	¥61.78	¥146.13
Diluted	94.26	61.78	146.12

Note:	(1)	On May 21, 2002, NISSIN completed a two-for-one stock split. Net income per share amounts have not been retroactively adjusted to reflect the split.
	(2)	The percentage figures listed by operating revenue, operating income, ordinary income and net income represent the rates of increase (decrease) since the corresponding period of the previous year.

Overview of consolidated operating results

As concerns grew that international turmoil could trigger a global recession, Japan’s economy for the three months ended December 31, 2002 suffered a slowdown in exports, which had been driving its weak recovery. The unemployment rate reached its highest level and the economy remained unpredictable.

Against this backdrop, NISSIN Co., Ltd. (“NISSIN”), together with its subsidiaries and affiliates (collectively, the “Company”), geared up its loan operations by reinforcing its strategic partnerships with third parties to continue to increase

Japanese GAAP
Consolidated Financial Statements

our focus on small business owners, in pursuit of becoming a integrated financial solutions provider. As of November 1, 2002, Webcashing.com Co., Ltd. became a wholly owned subsidiary of i-cf, Inc., and i-cf, Inc. became one of the Company’s equity-method affiliates as a result of a stock-for-stock exchange. During the three months ended December 31, 2002, NISSIN repurchased a total of 482,500 shares of its common stock, in accordance with the provisions of Article 210 of the Commercial Code. The repurchases were aimed at improving the NISSIN’s capital-utilization efficiency and facilitating optimization of its capital structure in anticipation of future changes in the operating environment.

For the nine months ended December 31, 2002, the Company stepped up its provision of integrated financial services, while placing greater emphasis on the management of credit risk. Loans outstanding as of December 31, 2002, amounted to ¥171,496 million, a 15.7% increase compared with that of December 31 of the previous year.

The Company’s consolidated operating revenues increased by 22.1% to ¥32,901 million compared to that for the nine months ended December 31, 2001. The increase reflected growth in the businesses of subsidiaries, including Nissin Servicer Co., Ltd., in addition to the increased interest income that accompanied the expansion of the Company’s loans outstanding. Financial costs amounted to ¥2,773 million, which represented only a 0.8% increase, partly because the Company diversified its fund procurement means. Advertising expenses decreased substantially by 74.9% to ¥383 million, reflecting the refocus of the Company’s customer acquisition efforts on expansion of distribution channels via strategic partnerships. Loan loss-related costs increased significantly by 56.9% to ¥9,819 million, and consequently, total operating expenses increased by 21.1% to ¥24,657 million. The Company’s consolidated operating income increased by 25.0% to ¥8,244 million.

Reflecting the Company’s diversification of its financing means, the costs of issuing straight bonds and asset-backed commercial paper (“ABCP”) amounted to ¥59 million and ¥111 million, respectively. Investments in equity-method affiliates lost a value of ¥83 million, and total non-operating expenses decreased by 19.0% to ¥318 million. Consequently, the Company’s consolidated ordinary income increased by 27.9% to ¥7,984 million.

The Company’s special income increased by 320.3% to ¥214 million, due to gains of ¥130 million from sale of investment securities and sale of equity of ¥69 million as part of the stock-for-stock exchange that involved transfer of the Company’s interest in Webcashing.com. However, reflecting the recent slump in stock prices, the Company incurred a loss of ¥161 million from sale of investment securities and an impairment loss of ¥894 million for its holding of investment securities. Consequently, special expenses increased by 57.9% to ¥1,171 million. The Company’s consolidated net income increased by 28.9% to ¥4,001 million.

On a non-consolidated, parent-only basis, NISSIN posted operating revenues of ¥30,896 million, up 14.9%, operating income of ¥7,734 million, up 14.3%, and ordinary income of ¥7,581 million, up 17.2% compared to those for the nine months ended December 31, 2002. The Company’s net income increased by 14.5% to ¥3,753 million.

Operating results by segment

(1) Integrated financial services

As of December 31, 2002, the number of NISSIN’s consumer loan accounts (unsecured) decreased to 112,622 by 9.1%, compared with the number as of December 31, 2001. This decrease reflected NISSIN’s increased emphasis on credit-risk management to counter the increase in loan loss-related costs while the economy remained stagnant. The number of small business owner loan accounts and the number of Wide loan accounts increased steadily by 44.8% and 14.3% to 21,480 and 34,706, respectively, as NISSIN promoted guaranteed loans designed specifically for small business owners. NISSIN’s total loans outstanding as of December 31, 2002 amounted to ¥171,496 million, a 15.7% increase since a year ago.

In November 2002, to better serve the business owners market, NISSIN established Shinsei Business Finance Co., Ltd., jointly with Shinsei Bank, Limited, to provide loans to mid-size and small business owners. NISSIN continued to develop and expand its operations aggressively, with a view to becoming a total financial solutions provider.

Japanese GAAP
Consolidated Financial Statements

NISSIN set up partnerships with Sanyo Club Co., Ltd. and Shinsei Business Finance to guarantee their small business loans. As of December 31, the guarantees provided by NISSIN to the two partners amounted to ¥1,109 million.

(2) Support services for business owners

Future Create Inc. offers a new comprehensive line of support services to meet the needs of small business owners. Future Create increased its referrals of customers to third parties for lease and leaseback arrangements, and launched a new portfolio of five direct-run restaurants. For the nine months ended December 31, 2002, Future Create posted operating revenues of ¥1,074 million, ordinary income of ¥259 million, and net income of ¥106 million.

(3) Servicing of non-performing debts

Nissin Servicer Co., Ltd., the Company’s business unit designed to tap the Company’s long-accumulated knowledge and expertise in loan management, continued to perform well in purchasing and collecting loans. For the nine months ended December 31, 2002, Nissin Servicer posted operating revenues of ¥857 million, ordinary income of ¥153 million, and net income of ¥119 million.

2)	Consolidated financial position

	December 31,		March 31,

	2001	2002	2002

	(in millions, excerpt percentages and per share data)
Total assets	¥167,354	¥202,354	¥177,834
Shareholders’ equity	41,858	44,556	43,191
Ratio of shareholders’ equity to total asset (%)	25.0%	22.0%	24.3%
Shareholders’ equity per share (in Yen)	1,262.49	693.51	1,310.62

                    Note: On May 21, 2002, NISSIN completed a two-for-one stock split.

                    Consolidated cash flow

	Nine Months Ended December 31,		Year ended March 31,

	2001	2002	2002

	(in millions)
Net cash used in operating activities	¥(17,932)	¥(12,581)	¥(20,396)
Net cash used in provided by (used in) investing activities	255	(940)	287
Net cash provided by financing activities	4,460	20,244	11,384
Cash and cash equivalents at end of period	12,625	23,838	17,116

Consolidated cash flows

The Company’s cash and cash equivalents (collectively, “cash”) for the nine months ended December 31, 2002, increased by ¥6,722 million, compared for the nine months ended December 31, 2001, to ¥23,838 million. Issues of ABCP and commercial paper (“CP”), in addition to new straight-bond issues, reflected the Company’s efforts to diversify its financing means to offset the impact of an increase in loans outstanding resulting from the Company’s increased marketing efforts and to offset the impact of bond redemptions.

(Cash flows from operating activities)

For the nine months ended December 31, 2002, net cash used in operating activities amounted to ¥12,581 million, compared with ¥17,932 million used for the same period of 2001. The major factors for this decrease include income before taxes and other adjustments of ¥7,026 million (an increase of ¥1,473 million over that of the same period of 2001), additional new loan loss reserves of ¥2,249 million (an increase of ¥1,255 million), and loan loss charge-offs of ¥7,570 million (an increase of ¥2,305 million). Meanwhile, net increase in loans outstanding amounted to ¥25,546 million (a decrease of ¥903 million).

Japanese GAAP
Consolidated Financial Statements

(Cash flows from investing activities)

For the nine months ended December 31, 2002, net cash used in investing activities amounted to ¥940 million, compared with net cash of ¥255 million generated for the same period of 2001. This increase primarily reflected the Company’s acquisition of software to develop next-generation systems for our operation. Additionally, NISSIN’s subsidiaries’ cash decreased as a result of the stock-for-stock exchange on November 1, 2002.

(Cash flows from financing activities)

For the nine months ended December 31, 2002, net cash provided by financing activities amounted to ¥20,244 million, compared with ¥4,460 million for the same period of 2001. This increase primarily reflected a net increase of ¥22,535 million in long-term borrowings, a net increase of ¥4,734 million in ABCP issues, and a net increase of ¥3,200 million in CP issues. Meanwhile, ¥8,059 million was used for redeeming straight bonds, and ¥1,632 million for repurchasing common stock shares.

(Reference 1) The summary of non-consolidated results for the nine months ended December 31, 2002.

Nine Months Ended December 31, 2002

(in millions)
Operating revenue	¥30,896
Operating income	7,734
Ordinary income	7,581
Net income	3,753

December 31, 2003

(in millions)
Total assets	¥199,994
Shareholder’s equity	44,546

3.	Consolidated forecasts for the fiscal year ending March 31, 2003.

Year Ended March 31, 2003

(in millions except per share date)
Operating revenue	¥44,488
Ordinary income	10,624
Net income	5,451
Net Income per share (Yen)	84.16

The Company’s operating climate is expected to remain unfavorable for a number of reasons, including the uncertain fate of the U.S. economy, a sharp decline in stock prices in Japan that has cooled off consumer sentiment, and growing unrest about employment and income in Japan due to depressed corporate earnings. In our industry, we expect the business environment will become more difficult as competition for customers intensifies, and there is concern that the number of personal bankruptcies and corporate failures may increase as a result of the accelerated disposal of bad loans by a number of Japanese financial institutions.

Given the circumstances, the Company will continue to work to improve the value of the services it offers, by expanding its business operations and enhancing the quality of assets (loans) through strategic alliances. We make our estimates based on

Japanese GAAP
Consolidated Financial Statements

the following assumptions:

(i) Our guaranteed loans outstanding (Small business owner loans and Wide loans) will increase as a percentage of our total loans outstanding;

(ii) Low-interest-rate financing will be available to us, facilitated by the government’s financial deregulatory measures; and

(iii) The subsidiaries, including Nissin Servicer Co., Ltd. and the affiliates under equity method can attain their operating goals.

(Reference 2) Non-consolidated forecasts for the fiscal year ending march 31, 2003

Year Ended March 31, 2003

(in millions, except per share date)
Operating revenue	¥41,701
Ordinary income	10,135
Net income	5,150
Regular year-end dividend per share (Yen)	7.50
Special dividend per share (Yen)	1.00
Total dividends per share for one year (Yen)	15.00

Year-end dividend per share

NISSIN’s share were successfully listed on the New York Stock Exchange on August 2, 2002.

NISSIN expects its earnings results for the current fiscal year to be generally favorable, despite the depressed economic climate in which NISSIN operates.

NISSIN believes in acknowledging and further developing the loyalty of its shareholders. Consistent with this belief, on February 10, 2003, NISSIN’s Board of Directors adopted a resolution to increase its regular year-end dividend to ¥7.5 per share, which is ¥1 greater than initially planned. In addition to the regular year-end dividend, Nissin will issue a special dividend of ¥1 per share in commemoration of its listing on the NYSE, increasing the total year-end per-share dividend distribution to ¥8.5.

Accordingly, dividend payments for the fiscal year will amount to ¥15 per common share.

The increased dividend will become effective following its authorization at NISSIN’s next Annual Shareholders’ Meeting, scheduled for late June 2003.

Japanese GAAP
Consolidated Financial Statements

— Special Note Regarding Forward-looking Statements —

The forward-looking statements discussed above and elsewhere in this document are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets. These forward-looking statements in this paper are subject to various risks, uncertainties and assumptions about our business. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial position, or state other forward-looking information. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the moneylending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

Known and unknown risks, uncertainties and other factors could cause our actual operating results to differ materially from those contained or implied in any forward-looking statement. Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

Japanese GAAP
Consolidated Financial Statements

Attachment

(Note: All amounts in these financial statements are rounded down to the nearest unit. These financial statements should be read together with NISSIN’s semi-annual financial statements.)

1.	Consolidated financial statements for the nine months ended December 31, 2001 and 2002

1)	Condensed consolidated balance sheets

	December 31,

	2001		2002

	Amount	% of Total	Amount	% of Total

	(in millions, except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥12,625		¥23,838
Notes and loans receivable	148,186		171,496
Purchased loans receivable	—		1,278
Bills receivable and accounts receivable	—		639
Inventory	—		20
Other current assets	2,501		3,035
Allowance for loan losses and other	(6,918)		(9,068)

Total current assets	156,394	93.5	191,239	94.5

Fixed Assets:
Tangible fixed assets
Land	1,424		1,376
Other	922		1,209

Total tangible fixed assets	2,346		2,585
Intangible fixed assets	160		525
Investments and other assets	10,010		10,017
Allowance for loan losses	(1,557)		(2,013)

Total fixed assets	10,959	6.5	11,114	5.5

Total Assets	¥167,354	100.0	¥202,354	100.0

Japanese GAAP
Consolidated Financial Statements

	December 31,

	2001		2002

	Amount	% of Total	Amount	% of Total

	(in millions, except percentages)
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable	¥—		¥467
Short-term borrowings	100		2,355
Current portion of long-term borrowings	34,191		48,565
Current portion of bonds	13,000		5,000
Commercial paper	—		3,200
Accrued income taxes	659		1,552
Accrued bonuses	154		338
Allowance for losses on guarantee transaction	—		49
Allowance for indemnification	—		39
Other current liabilities	1,374		1,513

Total current liabilities	49,480	29.6	63,081	31.2
Long-term Liabilities:
Bonds	26,500		26,500
Convertible bond	10,000		10,000
Long-term borrowings	38,953		53,128
ABCP	—		4,404
Accrued retirement benefits —employees	49		—
Accrued retirement benefits—directors and statutory auditors	362		350
Other long-term liabilities	148		136

Total long-term liabilities	76,013	45.4	94,520	46.7

Total Liabilities	125,493	75.0	157,601	77.9

Minority Interests:
Minority interests	2	0.0	196	0.1

Shareholders’ Equity:
Common stock	6,610	3.9	6,610	3.3
Additional paid-in capital (Before presentation rule change)	8,933	5.3	—	—
Additional paid-in capital (After presentation rule change)	—	—	8,934	4.4
Consolidated retained earnings (Before presentation rule change)	26,377	15.8	—	—
Consolidated retained earnings (After presentation rule change)	—	—	31,211	15.4
Unrealized gains (losses) on investment securities	(62)	(0.0)	(239)	(0.1)
Treasury stock	(1)	(0.0)	(1,960)	(1.0)

Total Shareholders’ Equity	41,858	25.0	44,556	22.0

Total Liabilities and Shareholders’ Equity	¥167,354	100.0	¥202,354	100.0

Japanese GAAP
Consolidated Financial Statements

2)	Condensed consolidated statement of income

	Nine Months Ended December 31,

	2001		2002

	Amount	Percentages	Amount	Percentages

	(in millions, except percentages)
Operating revenues:
Interest income from loans receivable	¥25,287		¥29,110
Other financial income	3		0
Other interest income	1,662		3,790

Total revenues	26,953	100.0	32,901	100.0
Operating expenses:
Financial costs	2,751		2,773
Other operating expenses	17,605		21,884

Total operating expenses	20,356	75.5	24,657	74.9

Operating income	6,596	24.5	8,244	25.1
Other income	41	0.2	58	0.2
Other expenses	393	1.5	318	1.0

Ordinary income	6,244	23.2	7,984	24.3
Special income	51	0.2	214	0.7
Special expenses	742	2.8	1,171	3.6

Income before income taxes	5,553	20.6	7,026	21.4

Income taxes:
Current	2,620	9.7	3,584	10.9
Deferred	(170)	(0.6)	(610)	(1.9)
Minority interest	(0)	(0.0)	52	0.2

Net income	¥3,103	11.5	¥4,001	12.2

Japanese GAAP
Consolidated Financial Statements

3)	Condensed consolidated statements of cash flow

	Nine Months Ended December 31,

	2001	2002
	Amount	Amount

	(in millions)
Operating activities
Income before income taxes	¥5,553	¥7,026
Depreciation and amortization	100	131
Amortization of consolidation accounts adjustment	0	4
Provision for loans losses	994	2,249
Provision for retirement benefits (employees)	30	—
Provision for retirement benefits (directors)	(1)	(21)
Accrued bonuses	(62)	84
Interest income on deposits and dividends	(34)	(28)
Financial costs	2,767	2,783
Gain on sale of property and equipment	(33)	(11)
Loss on sale of property and equipment	273	—
Impairment on investment securities	303	894
Write-off of loans receivable	5,264	7,570
Interest receivable	(185)	(48)
Advanced interest received	(0)	1
Directors’ and statutory auditors’ bonuses	(61)	(48)
Other	143	206

Sub-total	15,053	20,793

Interest on deposits and dividends received	38	29
Interest paid	(2,587)	(2,810)
Income taxes paid	(3,988)	(4,136)

Sub-total	8,517	13,876

Loan originations	(75,496)	(83,173)
Collections of loans receivable	49,046	57,626
Loans purchased	—	(1,403)
Collections of purchased loan	—	498
Payments for loans factored	—	(58)
Collections of loans factored	—	52

Net cash used in operating activities	(17,932)	(12,581)

Investing activities
Purchases of property and equipment	(66)	(183)
Proceeds from sales of property and equipment	602	35
Purchases of intangible assets	(32)	(376)
Proceeds from sales of intangible assets	69	—
Purchases of investment securities	(1,011)	(840)
Proceeds from sales of investment securities	754	840
Acquisition of consolidated subsidiary	—	(2)
Cash decreased upon equity exchange of a consolidated subsidiary	—	(166)
Other	(60)	(246)

Net cash provided by (used in) investing activities	¥255	¥(940)

		(Continued)

Japanese GAAP
Consolidated Financial Statements

	Nine Months Ended December 31,

	2001	2002
	Amount	Amount

	(in millions)
(Continued)
Financing activities
Proceeds from short-term borrowings	¥—	¥2,445
Repayment of short-term borrowings	(1,640)	(1,490)
Proceeds from commercial papers	—	6,700
Repayment of commercial papers	—	(3,500)
Proceeds from long-term borrowings	25,412	54,250
Repayment of long-term borrowings	(29,806)	(31,714)
Proceeds from bonds	1,587	4,940
Repayment of bonds	(980)	(13,000)
Proceeds from convertible bond	9,762	—
Proceeds from issuance of ABCP	—	4,845
Repayment of ABCP	—	(111)
Proceeds from exercise of stock warrants	886	—
Dividends paid	(755)	(776)
Purchases of treasury stock	(4)	(1,632)
Sales of treasury stock	4	—
Other	(5)	(711)

Net cash provided by financing activities	4,460	20,244

Effect of exchange rate changes on cash and cash equivalents	—	—

Net (decrease) increase in cash and cash equivalents	(13,216)	6,722
Cash and cash equivalents at beginning of period	25,841	17,116

Cash and cash equivalents at end of period	¥12,625	¥23,838

Japanese GAAP
Consolidated Financial Statements

4)	Significant items relating to the preparation of interim consolidated financial statements

(1)	Scope of consolidation

All subsidiaries are consolidated
Number of consolidated subsidiaries:	4
Names of consolidated subsidiaries:	Nissin Servicer Co., Ltd., Future Create Inc., Big Apple Co., Ltd. and Shiq Consulting Co., Ltd.

(2)	Application of the equity method

a	Number of affiliates under the equity method:	5
b	Names of affiliates under the equity method:	Ascot Co., Ltd., Swan Credit Co., Ltd., BB Net Corp., i-cf, Inc. and Shinsei Business Finance Co., Ltd.

In addition, the acquisition date of BB Net Corp. was recognized as April 1, 2002. The acquisition dates of i-cf, Inc. and Shinsei Business Finance Co., Ltd. were recognized as October 1, 2002.

(3)	Fiscal year of consolidated subsidiaries

The interim balance sheet date of consolidated subsidiaries differing from that of NISSIN is as follow:

Company name:	Future Create Inc.
The interim balance sheet date:	November 30

The consolidated interim financial statements herein are prepared using the financial statements of the above consolidated subsidiary as of the above mentioned settlement date. Important matters that occurred between the settlement date and the interim balance sheet date are reflected in the consolidated financial statements.

2.	Segment information

1)	Business segment

Business segment information for the nine months ended December 31, 2001 and 2002 is omitted as more than 90% of the Company’s business is provision of loan services.

2)	Geographical segment

Geographical segment information for the nine months ended December 31, 2001 and 2002 is omitted as the Company has no subsidiary or office outside Japan.

3)	Overseas operating revenues

Overseas operating revenues information for the nine months ended December 31, 2001 and 2002 is omitted as the Company’s has no overseas operating revenues.

Japanese GAAP
Consolidated Financial Statements

3.	Operating data

1)	Consolidated operating revenue

	Nine Months Ended December 31,

	2001		2002		Change

Categories	Amounts	Percentages	Amounts	Percentages	Amounts	Percentages

			(in millions, except percentages)
Integrated financial service	¥26,879	99.7	¥30,890	93.9	¥4,011	14.9
Interest income from loans receivable	25,287	93.8	29,110	88.5	3,823	15.1
Other financial income	3	0.0	0	0.0	(2)	(87.2)
Other operating income	1,588	5.9	1,779	5.4	191	12.0
Support services for business owners	—	—	1,074	3.3	1,074	—
Other operating income	—	—	1,074	3.3	1,074	—
Servicing of non-performing debts	9	0.0	857	2.6	848	8,925.7
Other operating income	9	0.0	857	2.6	848	8,925.7
Integrated bridal service	64	0.3	78	0.2	14	21.7
Other operating income	64	0.3	78	0.2	14	21.7

Total	¥26,953	100.0	¥32,901	100.0	¥5,948	22.1

2)	Non-consolidated operating revenue

	Nine Months Ended December 31,

	2001		2002		Change

Categories	Amounts	Percentages	Amounts	Percentages	Amounts	Percentages

	(in millions, except percentages)
Interest income from loans receivable	¥25,287	94.1	¥29,110	94.2	¥3,823	15.1
Consumer loans	9,070	33.8	8,953	29.0	(116)	(1.3)
Wide loans	8,637	32.1	9,676	31.3	1,038	12.0
Small business owner loans	5,138	19.2	6,934	22.4	1,795	34.9
Business Timely loans	2,214	8.2	3,386	11.0	1,172	52.9
Secured loans	221	0.8	157	0.5	(63)	(28.8)
Notes receivable	4	0.0	2	0.0	(2)	(56.3)
Other financial income	3	0.0	0	0.0	(2)	(87.2)
Other operating income	1,593	5.9	1,785	5.8	191	12.0

Total	¥26,884	100.0	¥30,896	100.0	¥4,011	14.9

3)	Non-consolidated balances (accounts and amounts) of loans outstanding by product

	December 31,

	2001			2002			Change

Loan products	Accounts	Amounts	Percentages	Accounts	Amounts	Percentages	Accounts	Amounts	Percentages

	(in millions, except accounts and percentages)
Consumer loans	123,832	¥45,846	30.9	112,622	¥42,539	24.8	(11,210)	¥(3,306)	(7.2)
Wide loans	30,374	51,846	35.0	34,706	61,159	35.7	4,332	9,312	18.0
Small business owner loans	16,030	34,141	23.1	21,480	49,445	28.8	5,450	15,303	44.8
Business Timely loans	12,160	14,867	10.0	14,449	17,339	10.1	2,289	2,471	16.6
Secured loans	396	1,470	1.0	291	994	0.6	(105)	(476)	(32.4)
Notes receivable	25	13	0.0	37	19	0.0	12	5	40.6

Total	182,817	¥148,186	100.0	183,585	¥171,496	100.0	768	¥23,310	15.7

Note: Subsidiaries do not have any loans outstanding as of December 31, 2002.

Japanese GAAP
Consolidated Financial Statements

(Reference) The changes in the results of operations by quarter for the year ended March 31, 2002 and 2003 are as follows:

Year ended March 31, 2002 (Consolidated)

	First quarter	Second quarter	Third quarter	Fourth quarter
	(April 1, 2001~	(July 1, 2001~	(October 1, 2001~	(January 1, 2002~
	June 30, 2001)	September 30, 2001)	December 31, 2001)	March 31, 2002)

	(in millions, excerpt per share data)
Operating revenue	¥8,474	¥8,964	¥9,513	¥9,562
Operating income	1,515	2,669	2,411	3,016
Ordinary income	1,428	2,409	2,407	3,011
Income before income tax	1,314	2,147	2,092	3,002
Net income	731	1,210	1,161	1,713
Net income per share (Yen)
Basic	22.33	36.83	35.04	51.79
Dilute	22.32	36.82	35.01	51.79
Net income per share adjusted retroactively (Yen)
Basic	11.17	18.45	17.64	25.99
Dilute	11.16	18.44	17.64	25.99
Total assets	153,360	167,065	167,354	177,834
Shareholder’s equity	39,364	40,953	41,858	43,191
Shareholder’s equity per share (Yen)	1,200.45	1,236.60	1,262.49	1,302.69
Retroactively adjusted Shareholder’s equity per share (Yen)	600.25	618.30	631.25	655.31
Net cash used in operating activities	(4,247)	(6,556)	(7,129)	(2,464)
Net cash used in investing activities	(842)	(47)	1,145	31
Net cash (used in) provided by financing activities	(7,335)	11,431	364	6,923
Cash and cash equivalents at end of period	13,416	18,245	12,625	17,116

Note: On May 21, 2002, NISSIN completed a two-for-one stock split. Per share data for the year ended March 31, 2002 have been retroactively adjusted and supplementally presented above.

Year ending March 31, 2003 (Consolidated)

	First quarter	Second quarter	Third quarter	Fourth quarter
	(April 1, 2002~	(July 1, 2002~	(October 1, 2002~	(January 1, 2003~
	June 30, 2002)	September 30, 2002)	December 31, 2002)	March 31, 2003)

	(in millions, excerpt per share data)
Operating revenue	¥10,382	¥11,135	¥11,384	—
Operating income	2,756	2,160	3,327	—
Ordinary income	2,694	2,155	3,133	—
Income before income tax	2,758	1,759	2,508	—
Net income	1,539	980	1,481	—
Net income per share (Yen)
Basic	23.68	15.12	22.87	—
Dilute	23.68	15.12	22.87	—
Total assets	181,290	191,776	202,354	—
Shareholder’s equity	42,932	43,907	44,556	—
Shareholder’s equity per share (Yen)	663.46	678.52	693.51	—
Net cash used in operating activities	(4,167)	(5,240)	(3,173)	—
Net cash used in investing activities	(610)	(183)	(147)	—
Net cash provided by financing activities	2,368	8,281	9,595	—
Cash and cash equivalents at end of period	14,707	17,564	23,838	—